UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2009
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Report of Voting Results, dated June 29, 2009.

Document 1

REPORT OF VOTING RESULTS

This report is being filed pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations and discloses the results of voting for the following matters submitted to the annual and special meeting (the “Meeting”) of shareholders of Crystallex International Corporation (the “Corporation”) held on June 24, 2009.

1.         Appointment of Auditors

By a vote by way of a show of hands, PricewaterhouseCoopers LLP were appointed as auditors of the Corporation for the ensuing year and the directors of the Corporation were authorized to fix the remuneration of the auditors.

2.         Ratification of Election of Directors

By a vote by way of a show of hands, the election of directors for all nominees listed below was ratified.

Robert A. Fung
Gordon M. Thompson
Michael J.H. Brown
C. William Longden
Harry J. Near
Marc J. Oppenheimer
Johan C. van’t Hof
Armando F. Zullo

3.         Ratification of the Corporation’s New Incentive Share Option Plan

The resolution relating to the approval of the Corporation’s new incentive share option plan as set out in the Corporation’s management information circular dated May 12, 2009 (the “Circular”) was approved by the shareholders at the Meeting.

4.         Ratification of the Continuation of the Corporation’s Shareholder Rights Plan

The resolution relating to the approval of the Corporation’s shareholder rights plan as set out in the Circular was approved by the shareholders at the Meeting.

DATED as of this 29th day of June, 2009.

CRYSTALLEX INTERNATIONAL CORPORATION

/s/ Hemdat Sawh
Hemdat Sawh
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 29, 2009	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer